SOTON HOLDINGS GROUP, INC.

375 N. Stephanie Street, Suite 1411, Henderson, NV, USA 89014

Tel. (702)9972116

Fax. (702)4468232

E-mail: sotonholdingsgroup@yahoo.com

January 25, 2011

Mr. Jason Neithamer

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Reference: Soton Holdings Group, Inc.

                    Amendment No. 1 to

                    Registration Statement on Form S-1

                    Filed on: December 22, 2010

                    File No. 333-170330

Dear Mr. Neithamer:

Further to your letter dated January 19, 2011, concerning the deficiencies in Amendment No.1 to Registration Statement on Form S-1 filed on December 22, 2010, we provide the following responses:

General

1. SEC Comment: We note your response to comment one in our letter dated December 1, 2010. Please also disclose whether your management or any affiliates of you or your management have been previously involved in the management or ownership of a development stage company. In this regard, please also indicate whether any such company fully implemented its business plan, engaged in a change of control or similar transaction, or has generated any revenues to date, and describe exactly how any such company was formed and why. In addition, please clearly state, if true, that you have no plan or intention to engage in a merger or acquisition or any similar arrangement.

In response to the Comment, the company clearly states on page 3 that we have no plan or intention to engage in a merger or acquisition or any similar arrangement.

“Soton Holdings Group, Inc. is a development stage company without any revenues and its activities to date have been limited to development matters. The Company is not a Blank Check company. We have no plan or intention to engage in a merger or acquisition or any similar arrangement with an unidentified company or companies, or other entity.”

We also disclosed on page 26 that our management or any affiliates of us or our management have never been previously involved in the management or ownership of a development stage company:

“Our management or any affiliates of us or our management have never been previously involved in the management or ownership of a development stage company.”

Prospectus Summary, page 3

2. SEC Comment:  We note that you indicate in three different paragraphs on this page that your common stock is not traded on any market or securities exchange. Please revise to consolidate this information to avoid redundancy. In addition, please clearly state that you are a development stage company without any revenues and that your activities to date have been limited to development matters.

In response to the comment, the Company revised to consolidate this information to avoid redundancy. The company is also clearly states that it is a development stage company without any revenues and that its activities to date have been limited to development matters:

“Soton Holdings Group, Inc. is a development stage company without any revenues and its activities to date have been limited to development matters. The Company is not a Blank Check company. We have no plan or intention to engage in a merger or acquisition or any similar arrangement with an unidentified company or companies, or other entity.”

Prospectus Summary, page 5

3. SEC Comment: We note your response to comment five in our letter dated December 1, 2010. We reissue our comment. Please delete the first sentence in this discussion in which you have provided defined terms. The meanings of the terms are clear from the context in which they are used.

In response to the comment, the Company deleted the first sentence of the discussion. Please refer to page 5 of the document.

4. SEC Comment: We note your response to comment six in our letter dated December 1, 2010. We reissue our comment. Please revise the second paragraph to remove the statement that only selected information is presented. Revise as necessary since the summary is to include a brief overview of the key aspects of the offering. See Item 503(a) and the instructions thereto of Regulation S-K.

In response to the comment, the Company referred to Item 503(a) and the instructions of Regulation S-K and revised the second paragraph to remove the statement that only selected information was presented.

Risk Factors, page 7

5. SEC Comment: We note your response to comment six in our letter dated December 1, 2010. However, we note that third sentence in the risk factor, “We Depend on Independent Bottle Manufacturers…” on page nine, you make reference to “our water business.” Please revise or advise.

In response to the comment, the Company revised the third sentence in the risk factor as follows:

“We are and will continue to be for the foreseeable future, entirely dependent on third parties to supply bottles to operate our wine bottle distribution business.”

Description of Our Business, page 19

General, page 19

6. SEC Comment: We note your response to comment 14 in our letter dated December 1, 2010. We also note your disclosure that you plan to purchase bottles from a Chinese Bottle supplier for $0.015 per bottle. However, in the supply agreement filed as Exhibit 10.2 it states that the purchase price is $0.15 per bottle; please revise or advise us. We further note that you have projected to have one to two orders per month with a margin of $360-$600 per order. In view of your status as a development stage company without any revenue or binding contract, the basis for your projection is unclear. Please revise or advise us. In addition, it is not clear from your disclosure whether you will be operating profitably at that level. Please revise your disclosure to explain the level of sales you need to achieve to be profitable and whether you will need additional capital to achieve those levels of sale. If so, please indicate the amount of additional capital needed and from what sources you expect to obtain such capital. Also, we note your discussion of the different kinds of bottles used by wine makers. Please make clear in your Description of Our Business whether your contracted bottle supplier, Hangzhou Yangcheng Company, Ltd, has the capacity to provide you with the variety of bottles needed to meet the specification of wine market. In addition, we note the initial term of the agreement is for six months which commences on the day of first shipment. We also note that you are obligated to purchase 12,000 bottles during the term of this agreement. Your bottle supply agreement does not appear to be a binding agreement on either party since the terms of the agreement commence at some unspecified future date. Please revise your disclosure or advise us. Further, please clarify whether the bottle purchase agreement requirements is during six month period or may extend to the 12 month extension. Finally, we note that you plan to rely on the wine maker to accept or reject wine bottles. Please expand your disclosure to indicate what, if any, steps you have undertake to determine the quality of the bottles to be supplied by Hangzhou Yangcheng Company, Ltd.

In response to the comment, the Company made the following revisions:

a) Changed a purchase price per bottle from Chinese suppler from $0.015 to $0.15 c/per bottle.

b) Deleted disclosure that we have projected to have one to two orders per month with a margin of $360-$600 per order.

c) Disclosed the level of sales we need to achieve profitability. Please refer to page 19 of the document:

To achieve profitability we need to have at least 3 orders per month. No additional capital will be required to achieve those levels of sale.

d) Made clear that our contracted bottle supplier, Hangzhou Yangcheng Company, Ltd, has the capacity to provide us with the variety of bottles needed to meet the specification of wine market.

e) Revised to clarify that the agreement with Hangzhou Yangcheng Company, Ltd. is for six months which commences on the day of first shipment, and it is not a binding agreement on either party since the terms of the agreement commence at some unspecified future date. Under terms of the agreement we are obligated to purchase 12,000 bottles. The bottle purchase agreement requirements are during six month period or may extend to the 12 month extension.

f) Expanded its disclosure to indicate the steps we have undertaken to determine the quality of the bottles to be supplied by Hangzhou Yangcheng Company, Ltd.:

In measuring the quality of the bottles, we expect to rely on the end consumer (wine maker) to either accept or reject the product.

There are many different types of wine bottles used for different wine. Each type is constant in its size, shape and color.  Wine bottle producers manufacture bottles of almost the same type using generally accepted standards. The quality of a bottle is measured by weight, color, transparency, geometry of the bottle and quality of glass used for production (inclusions, bubbles and etc.). The main characteristic of wine bottle is weight, as other characteristics do not vary significantly from manufacture to manufacture. The weight can vary from 200 grams to almost 1 kg. The good quality bottle has weight from 350 grams to 550 grams.

Hangzhou Yangcheng Company, Ltd. has been producing wine bottles for 9 years. The bottles to be supplied by Hangzhou Yangcheng Company, Ltd. are produced using generally accepted standards, weight within acceptable range, meet color, transparency and geometry requirements and therefore are high quality.

Letter of Intent with Potential Customer, page 21.

7. SEC Comment: We note your response to comment 14 in our letter dated December 1, 2010. Please further expand your discussion to indicate that the letter of intent is a document that only expresses a stated intent for future negotiation. Also, clearly explain the value of an executed letter of intent. Please also apply this comment to your Prospectus Summary on page five. We may have additional comments upon receipt of your response.

In response to the comment, the Company revised its statement to indicate that the letter of intent is a document that only expresses a stated intent for future negotiation. The Company also clearly explained the value of an executed letter of intent. The parallel revision was also made on the Prospectus Summary on page 3.

“On September 30, 2010 Khan Krum Winery, a Bulgarian company, signed a non-binding Letter of Intent to declare their intention to purchase Bordeaux Style wine bottle from Soton Holdings Group, Inc. By this letter, Khan Krum Winery confirm with full responsibility that they are willing and able to enter into a contract for the purchase of the Bordeaux Style wine bottle produced in China and that funding is available including any import/export permits needed to fulfill this purchase. The value of an executed letter of intent is approximately $4,000-$4,800 per year. The signed letter of intent was an arm's length transaction. The letter of intent is a document that only expresses a stated intent for future negotiation. Currently we are in the process of negotiation of a definitive legally binding agreement with Khan Krum Winery.”

Office, page 22

8. SEC Comment: We note your response to comment 20 in our letter dated December 1, 2010. It does not appear that executives are running your operations from this office. Please revise to make this clear and explain what facilities/offices you are using or plan to use.

In response to the comment, the Company revised its statement and explained what facilities/offices we are using:

“Our office is currently located at Kl. Ohridski Str, 27A, Burgas, Bulgaria 8000. This office space is provided to us by our secretary, Vasiliy Ignatenko. We do not pay any rent to Mr. Ignatenko and there is no agreement to pay any rent in the future. As of the date of this prospectus, we have not sought or selected a new office location. Our telephone number is (702) 997-2116. Our incorporator, InCorp Services, Inc. has provided us with office address at 375 N. Stephanie St., Suite 1411, Henderson, Nevada 89014 for mail-forwarding service which is included in their Corporate Services Package. We do not pay any fees to InCorp Services, Inc. and there is no agreement to pay any rent in the future.’

The Company also added a following risk factor:

BECAUSE COMPANY’S HEADQUARTERS AND ASSETS ARE LOCATED OUTSIDE THE UNITED STATES, U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO EFFECT SERVICE OF PROCESS AND TO ENFORCE JUDGMENTS BASED UPON U.S. FEDERAL SECURITIES LAWS AGAINST THE COMPANY AND ITS NON-U.S. RESIDENT OFFICER AND DIRECTOR.

While we are organized under the laws of State of Nevada, our officers and Director are non-U.S. resident and our headquarters and assets are located outside the United States.  Consequently, it may be difficult for investors to affect service of process on them in the United States and to enforce in the United States judgments obtained in United States courts against them based on the civil liability provisions of the United States securities laws.  Since all our assets will be located outside U.S. it may be difficult or impossible for U.S. investors to collect a judgment against us.  As well, any judgment obtained in the United States against us may not be enforceable in the United States.

Plan of Operations, page 23

9. SEC Comment: We note your response to comment 21 in our letter dated December 1, 2010. We note your statement that your success will hinge on consumer acceptance of your bottles. Please expand to explain why your bottles may not be accepted by consumers. For example, are the bottles you plan to sell different in size or shape from those presently being used by wine makers?

Response: In response to the comment, the Company expanded its discussion to explain why its bottles may not be accepted by consumers.

Our success depends on our ability to build and maintain the brand image for our wine bottle products and effectively build the brand image for any new products.  Our future success depends also on consumer acceptance, particularly at the restaurant and household level, of our bottle products. While the bottles we plan to sell are almost the same in size and shape with those presently being used by wine makers, they can be slightly different in weight, color and transparency. There is no guarantee that there will be significant market acceptance of our wine bottles or that we will be successful in selling our wine bottles on a scale necessary to achieve sustained profitability.

Item 16, Exhibits

10. SEC Comment: Please file an updated copy of the auditor’s consent to the use of their audit report. Please note that the Staff requires a new consent with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

In response to the comment, the Company filed an updated copy of the auditor’s consent to the use of their audit report.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Thomas E. Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Mariya Kokho

Mariya Kokho, President